

November 16, 2011

Via-Email
Nicole Anderson
President and Chief Executive Officer
Charlotte Capital Corp.
81 Dow Jones St. Ste. 8
Henderson, NV 89074

> **Re:** **Charlotte Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 2, 2011**
> **File No. 333-175344**

Dear Ms. Anderson:

We have reviewed your amended filing and response letter dated November 2, 2011 and have the following comments. References to prior comments in this letter relate to comments in our letter dated October 21, 2011.

Prospectus Cover Page, page 3

1. We reissue prior comment 3 in part. Please revise your prospectus cover page to clearly indicate Ms. Anderson and Underhill must first sell the maximum amount of shares of common stock for the issuer prior to selling shares of the selling shareholder.

The Offering, page 7

2. We reissue prior comment 2 in part. Please revise to define the term "escrow conditions" in your summary section, as it is defined in your escrow agreement.

Financial Statements

General

3. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X. Please ensure that you include cumulative-to-date income statement and cash flow information from the date of inception through the date of your updated interim period financial statements. We refer you to ASC 915-225-45-1 and ASC 915-230-12-1.

4. Please clarify the financial statement periods presented. In this regard, we note that you provided audited financial statements for the period from inception (February 7, 2011)

through February 28, 2011 and interim financial statements for the three months ended June 30, 2011, which includes April, May and June. Accordingly, it appears that you have not provided financial information for March 2011. Please explain or revise your disclosures accordingly when you update your interim financial statements.

5.   The cumulative-to-date income statement and cash flow information does not appear to be correct. For instance, the cumulative-to-date income statement information does not include any operating expenses and yet you incurred $25,000 of operating expenses through February 28, 2011. Also, the cumulative-to-date cash flow statement information does not include the $2,500 payment of accounts payable for audit services. Please revise to correct your cumulative-to-date financial statements.

Item 16—Exhibits and Financial Statement Schedules, page II-3

6.   The first paragraph of the revised escrow agreement indicates the agreement is dated as of October 31, 2011, and the agreement appears to reflect changes made in response to our comment letter dated October 21, 2011. The revised agreement, however, is signed by your selling shareholder and escrow agent as of October 11, 2011, prior to our issuance of the October 21, 2011 comment letter. Please tell us whether the escrow agreement filed as Exhibit 99(a) is a properly executed agreement and revise as necessary.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, legal examiner, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney Adviser

cc: Via E-mail
      Harold Gewerter, Esq.